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                    SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC 20549

                               ------------

                               SCHEDULE 13D
                              (Rule 13d-101)

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934



                           CALIBER SYSTEM, INC.
          ------------------------------------------------------
                             (Name of Issuer)


                               COMMON STOCK
                               NO PAR VALUE
          ------------------------------------------------------
                      (Title of Class of Securities)

                                 769748104
          ------------------------------------------------------
                              (CUSIP Number)

                           Kenneth R. Masterson
                        Federal Express Corporation
                           2005 Corporate Avenue
                             Memphis, TN 38132
                              (901) 396-3600
          ------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                              October 5, 1997
          ------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                      (Continued on following pages)

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CUSIP No. 769748104                 13D

   1    NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          FEDERAL EXPRESS CORPORATION (I.R.S. Identification Number 71-0427007)

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [ ]
                                                                     (b)  [ ]
   3    SEC USE ONLY

   4    SOURCE OF FUNDS

          Not Applicable

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                   [ ]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware

                    NUMBER                  7      SOLE VOTING POWER

                  OF SHARES                        0

                 BENEFICIALLY               8      SHARED VOTING POWER

                   OWNED BY                        5,332,942

                     EACH                   9      SOLE DISPOSITIVE POWER

                  REPORTING                        0

                 PERSON WITH                10     SHARED DISPOSITIVE POWER

                                                   0

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,332,942

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                            [ ]

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          13.6%

  14    TYPE OF REPORTING PERSON

          CO

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!*


Item 1. Security and Issuer

               The class of equity securities to which this statement relates is the common stock without par value (the "Common Stock"), of Caliber System, Inc., an Ohio corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3925 Embassy Parkway, Akron, OH 44333.

Item 2. Identity and Background

               The name of the person filing this statement is Federal Express Corporation, a Delaware corporation ("Federal Express").

               The address of the principal business and the principal office of Federal Express is 2005 Corporate Avenue, Memphis, TN 38132. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Federal Express is set forth on Schedule A.

               Federal Express is a leading global provider of express services for time-definite transportation of documents, packages and freight. Federal Express offers its services throughout the world using an extensive fleet of aircraft and vehicles and leading-edge information technologies.

               During the last five years, neither Federal Express nor any other person controlling Federal Express nor, to the best of its knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

               Not applicable.

Item 4. Purpose of Transaction

               On October 5, 1997, Federal Express, the Issuer, Fast Holding Inc. (the "Parent"), Fast Merger Sub Inc. and Tires Merger Sub Inc. entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for, subject to the terms and conditions set forth in the Merger Agreement, (i) the merger of Fast Merger Sub Inc., a wholly owned indirect subsidiary of Federal Express, with and into Federal Express and (ii) the merger of Tires Merger Sub Inc., a wholly-owned indirect subsidiary of Federal Express, with and into the Issuer (the "Tires Sub Merger"). At the effective time of the Merger, (i) each outstanding share of Common Stock will be converted into the right to receive 0.8 shares of common stock, par value $0.10 per share, of Parent ("Parent Stock") and (ii) each outstanding share of common stock of Federal Express will be converted into the right to receive one share of Parent. As a result of the mergers, Federal Express and the Issuer will become wholly-owned direct subsidiaries of Parent. Consummation of the mergers is subject to approval by the stockholders of Federal Express and the Issuer, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and certain other customary closing conditions.

               In connection with the Merger Agreement, (i) G. James Roush and Sarah Roush Werner (each a "Shareholder" with respect to the Free Shares, and a "Beneficiary" with respect to the Trust Shares (as such terms are defined in the Voting Agreement)) and (ii) G. James Roush and Richard A. Chenoweth (each a "Trustee") entered into a Voting Agreement with Federal Express dated as of October 5, 1997 (the "Voting Agreement"). The Beneficiaries and the Trustees, among others, are parties to an Amended and Restated Voting Trust Agreement effective as of November 1, 1992 (the "Trust Agreement"). Pursuant to the Voting Agreement, each Beneficiary has agreed to instruct the Trustees, in accordance with the Trust Agreement, and each Trustee has agreed, to the extent so instructed in accordance with the Trust Agreement, to vote any shares of Common Stock subject to the Trust Agreement, and each Shareholder has agreed to vote any shares of Common Stock held by them and not subject to the Trust Agreement, in favor of the Merger Agreement, the Tires Sub Merger and the other transactions contemplated by the Merger Agreement (collectively, the "Proposal"). The aggregate number of shares of Common Stock subject to the Voting Agreement is 5,332,942.

               The Voting Agreement will terminate upon the termination of the Merger Agreement in accordance with its terms.

               The summary contained in this Schedule 13D of certain provisions of the Voting Agreement and the Merger Agreement is qualified in its entirety by reference to the Voting Agreement and the Merger Agreement attached as Exhibits 1 and 2 hereto, respectively, and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

               (a) For the purpose of Rule 13d-3 promulgated under the Exchange Act, Federal Express has shared voting power with respect to (and therefore may be deemed to beneficially own) 5,332,942 shares of Common Stock, representing approximately 13.6% of the outstanding shares of Common Stock (39,206,414 shares as of September 13, 1997). Except as set forth in Item 5, neither Federal Express nor any other person controlling Federal Express, nor, to the best of its knowledge after reasonable inquiry, any director or executive officer of Federal Express owns beneficially any shares of Common Stock.

               (b) Federal Express does not have sole power to vote or to direct the vote of any shares of Common Stock. Federal Express does not have sole power to dispose or to direct the disposition of any shares of Common Stock. Federal Express has shared power to vote or to direct the vote of the 5,332,942 shares of Common Stock presently held by the Beneficiaries with respect to the Proposal.

               (c) None.

               (d) Not applicable.

               (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

               Except for the Merger Agreement and the Voting Agreement as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Federal Express and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit 1: Voting Agreement dated as of October 5, 1997 between Federal Express Corporation, G. James Roush, Richard A. Chenoweth and Sarah Roush Werner

Exhibit 2: Agreement and Plan of Merger dated as October 5, 1997 between Federal Express Corporation, Caliber System, Inc., Fast Holding Inc., Fast Merger Sub Inc. and Tires Merger Sub Inc.

                                SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  October 15, 1997

                               FEDERAL EXPRESS CORPORATION


                               By: /s/:  Michael W. Hillard
                                   ------------------------------------------
                                   Name:  Michael W. Hillard
                                   Title: Vice President, Controller & Chief
                                          Accounting Officer


                                                                    SCHEDULE A


      DIRECTORS AND EXECUTIVE OFFICERS OF FEDERAL EXPRESS CORPORATION

               The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Federal Express Corporation ("Federal Express") are set forth below. If no business address is given the director's or officer's business address is 2005
Corporate Avenue, Memphis, TN 38132. Unless otherwise indicated, each office set forth opposite an individual's name refers to such individual's office with Federal Express. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

                     Directors and Executive Officers
                     --------------------------------

Name and Business Address        Present Principal Occupation Including Name of Employer
-------------------------        -------------------------------------------------------
Ralph D. DeNunzio                President, Harbor Point Associates, Inc.

Charles T. Manatt                Chairman, Manatt, Phelps & Phillips

George J. Mitchell               Special Counsel, Verner, Liipfert, Bernhard, McPherson
                                 and Han

Jackson W. Smart, Jr.            Chairman, Executive Committee, First Commonwealth,
                                 Inc. and Chairman and Chief Executive Officer, MSP
                                 Communication, Inc.

Joshua I. Smith                  Chairman, President and Chief Executive Officer, The
                                 MAXIMA Corporation

Judith L. Estrin                 President and Chief Executive Officer, Precept Software

Philip Greer                     Senior Managing Principal, Weiss, Peck & Greer, L.L.C.

J.R. Hyde, III                   President of Pittco, Inc.

Frederick W. Smith               Chairman, President and Chief Executive Officer

Robert H. Allen                  Managing Partner, Challenge Investment Partners

Robert L. Cox                    Partner, Waring Cox

Paul S. Walsh                    Chairman, President and Chief Executive Officer, The
                                 Pillsbury Company

Peter S. Willmott                Chief Executive Officer and President, Zenith Electronics
                                 Corporation


              Executive Officers (who are not also Directors)
              -----------------------------------------------

Name and Business Address        Present Principal Occupation Including Name of Employer
-------------------------        -------------------------------------------------------
Alan B. Graf, Jr.                Executive Vice President and Chief Financial Officer

Kenneth R. Masterson             Executive Vice President, General Counsel and Secretary

Theodore L. Weise                Executive Vice President, Worldwide Operations

David J. Bronczek                Senior Vice President, Europe, Middle East and Africa

G. Edmond Clark                  Senior Vice President, Operations Support and Engineering

Michael L. Ducker                Senior Vice President, Asia and Pacific

Leonard B. Feiler                Senior Vice President, Central Support Services

William G. Fraine                Senior Vice President, Worldwide Sales

T. Michael Glenn                 Senior Vice President, Marketing, Customer Service and
                                 Corporate Communications

Dennis H. Jones                  Senior Vice President and Chief Information Officer

Joseph C. McCarty, III           Senior Vice President, Latin America and Caribbean

Gilbert D. Mook                  Senior Vice President, Air Operations

James A. Perkins                 Senior Vice President and Chief Personnel Officer

David F. Rebholz                 Senior Vice President, United States and Canada

Tracy G. Schmidt                 Senior Vice President, Air Ground Terminals and
                                 Transportation

Laurie A. Tucker                 Senior Vice President, Logistics, Electronic Commerce and
                                 Catalog

Michael W. Hillard               Vice President, Controller and Chief Accounting Officer
